UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF FLORIDA

Case No. 1:08-cv-20748-WRH

APPLE CORPS LIMITED and APPLE RECORDS, INC.,

      Plaintiffs,

v.

FUEGO ENTERTAINMENT, INC., ECHO-FUEGO
MUSIC GROUP LLC, ECHO-VISTA INC., HUGO M.
CANCIO and JEFFREY COLLINS,

      Defendants.

_____/

FUEGO DEFENDANTS' MOTION TO DISMISS
AND SUPPORTING MEMORANDUM OF LAW

Defendants Fuego Entertainment, Inc., Echo-Fuego Music Group LLC and Hugo M. Cancio (collectively, the "Fuego Defendants"), pursuant to Fed. R. Civ. P. 12(b)(6), submit this motion to dismiss all 15 Counts of Plaintiffs' Complaint, and supporting memorandum of law.

I.   **INTRODUCTION**

Plaintiffs claim that federal and state copyright law grant them the exclusive world-wide right to possess and exploit all recordings of live performances of The Beatles®, including the 1962 recording of The Beatles' live performances at the Star Club in Hamburg, Germany at issue ("the Recordings"). As even Plaintiffs must concede, Apple Records, Inc. makes no claim of ownership to any relevant copyright or trademark. Accordingly, Plaintiff Apple Records, Inc.'s claims should all be dismissed.

Additionally, contrary to Plaintiffs' claims, federal copyright law does not protect pre-1972 sound recordings at all. Because federal copyright laws neither apply nor prohibit the Fuego Defendants from possessing and/or exploiting the Recordings, Plaintiffs' federal copyright law claims (Counts I and II) fail to state a claim, and must be dismissed.

Plaintiffs' common law claims are equally defective. Although federal law permitted states to provide copyright protection to sound recordings prior to 1972, Florida did **not** provide copyright protection to either live performances or sound recordings at that time. Therefore, Plaintiffs' common law copyright claims (Counts III and IV) must be dismissed.

The lack of copyright protection for the sound recordings at issue also defeats Plaintiffs' trademark-related claims. Because the sale of pre-1972 recordings of live musical performances is lawful under Florida and federal law, the Fuego Defendants not only had the right to advertise their acquisition and planned future release of the Recordings, they also had a fair use right to use in those advertisements both the trademarks identifying the Recordings as authentic Beatles recordings and The Beatles' likenesses. The fair use doctrine is a complete defense to Plaintiffs' statutory and common law trademark and unfair competition claims, and Plaintiffs' federal and state dilution claims. Moreover, Plaintiffs' dilution claims fail for the independent reason that they do not meet the basic elements of the claims alleged. Therefore, Counts V-XV also must be dismissed.

Finally, even if Plaintiffs had successfully stated claims upon which relief could be granted, much of the relief they demand is unavailable as a matter of law, and, accordingly, must be stricken from the Complaint. For example, none of Plaintiffs' claims entitle them to possession of the Recordings, because the Fuego Defendants have the right to retain them for personal use pursuant to both the common law first sale doctrine and Section 109 of the Copyright Act. Therefore, Plaintiffs' demand that Defendants "deliver [the Recordings to Plaintiffs] for destruction" (DE 1 at 27) should be stricken as a matter of law. Likewise, Defendants are entitled to retain the Recordings for possible exploitation wherever and whenever permitted by law.

For all of the reasons set forth herein, the Complaint should be dismissed.

II. STATEMENT OF FACTS

Plaintiffs' Complaint sets forth the following facts, which the Fuego Defendants accept as true solely for purposes of this Motion.[1]

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[1] Plaintiffs' Complaint (DE 1) refers to and relies on numerous documents attached to their simultaneously filed preliminary injunction motion (DE 2), including various contracts, correspondence, press releases, website printouts, and selected excerpts from or copies of records from prior court cases. Because the Complaint references and relies upon these documents, the Court may properly consider them in ruling on a motion to dismiss, and need not convert the motion to one for summary judgment as a result of doing so. Brooks v. Blue Cross & Blue

A.   The Parties

Plaintiff Apple Corps Limited ("Apple Corps") is a United Kingdom company jointly owned by the two surviving members of the musical group The Beatles (Paul McCartney and Richard Starkey a/k/a Ringo Starr) and the heirs of the two deceased group members (Yoko Ono Lennon for the late John Lennon and G.H. Estate Limited for the late George Harrison). (DE 1, ¶ 8). Apple Corps claims it is entitled to enforce The Beatles' intellectual property rights by virtue of a March 5, 1980 assignment from The Beatles. (Id.; DE 2-1, Ex. A). Apple Corps also owns two relevant U.S. trademark registrations for The Beatles: (i) the design mark "The Beatles" (with a distinctive elongated "T"), Registration No. 2,066,226; and (ii) the word mark "The Beatles," Registration No. 2,820,559, both of which cover media containing recorded music. (DE 1, ¶ 18; DE 2-1, Ex. B).

Plaintiff Apple Records, Inc. ("Apple Records") alleges merely that it is a New York corporation owned by Apple Corps. (DE 1, ¶ 9). (Plaintiffs are collectively referred to herein as "Apple"). Apple Records is not alleged to own any of the Beatles' intellectual property rights.[2]

Florida-based Defendant Fuego Entertainment, Inc. ("Fuego") is in the business of acquiring, producing, marketing, selling, and distributing various entertainment products, including recorded music. (DE 1, ¶¶ 10-11). Defendant Hugo M. Cancio ("Cancio"), a Florida resident, is Fuego's CEO and sole officer and director. (DE 1, ¶ 11).

Defendant Echo-Vista, Inc. ("Echo-Vista") is a Florida corporation that, prior to the formation of a joint venture with Fuego, owned a catalog of recorded music of various artists. (DE 1, ¶¶ 12, 13). Defendant Jeffrey Collins ("Collins"), a Florida resident, is Echo-Vista's CEO. (DE 1, ¶ 14).

Defendant Echo-Fuego Music Group LLC ("Echo-Fuego"), a Florida limited liability company, is a joint venture between Fuego and Echo-Vista, and is the current owner of the music

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Shield of Fla., Inc., 116 F.3d 1364, 1367 (11th Cir. 1997); see also Fed. R. Civ. P. 12(d) (Court may consider pleadings on file in ruling on motion to dismiss).

[2]   Accordingly, as discussed, *infra*, even though Apple Records is a named plaintiff as to all counts, it lacks standing and the Fuego Defendants are entitled to judgment in their favor as against Apple Records on the entire Complaint.

catalog previously owned by Echo-Vista. (DE 1, ¶ 12). Fuego is the majority owner of Echo-Fuego. (See DE 1, ¶ 10).

B.   Defendants' Acquisition of The Beatles' Recordings at Issue

Among the music tracks that Echo-Fuego purchased from Echo-Vista were 15 tracks of previously-unreleased live performances by a then-unknown musical group called "The Beatles" (and other groups), performed in 1962 at the Star Club in Hamburg, Germany. (See DE 1, ¶ 34). The Beatles subsequently became one of the most famous musical groups of all time. (DE 1, ¶¶ 5, 16). It is undisputed that the Recordings include authentic tracks of live performances by The Beatles. The Recordings thus are of historical significance.

None of the Defendants named in this lawsuit recorded The Beatles' 1962 Star Club performances. Defendant Jeffrey Collins acquired the Recordings from a DJ sometime during the 1960's. (See DE 1, ¶¶ 35, 42). He subsequently assigned ownership of the Recordings to his company, Defendant Echo-Vista, which transferred ownership to Echo-Fuego after the joint venture was formed. (See DE 1, ¶¶ 12, 13).

After Echo-Fuego acquired the Recordings, Fuego issued press releases announcing the acquisition of the Echo-Vista music catalogue, including the Recordings. (See DE 1, ¶¶ 35-38; DE 2-1, Exs. L-O). In order to describe the Recordings as including authentic live performances of The Beatles, Fuego used The Beatles' name and photograph in its press releases and website announcements. (DE 1, ¶¶ 41, 45).[3] As additional proof that it had acquired the Recordings, and that the Recordings were, in fact, what Fuego represented them to be, Fuego made available for online streaming only to members of its Fuego Plus club, three 30-second sound clips of The Beatles performing covers of songs written by other songwriters and their entire 2 minute 57 second performance of "I Saw Her Standing There," which The Beatles subsequently released on a studio album. (DE 1, ¶ 39). It is undisputed that Fuego only made these excerpts available for "audio streaming," which permits real time listening, but cannot be downloaded or copied. See, e.g., U.S. v. Am. Soc'y of Composers, Authors & Publishers, 485 F. Supp. 2d 438, 441-42 (S.D.N.Y. 2007) (contrasting downloading, which transmits a copy of a music file for storage on

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[3]   The only photograph used on the website was an autographed photograph belonging to Collins. Apple does not allege that it has any copyright interest in the photograph itself.

the client's hard drive, with streaming, which allows the real-time playing of a song but does not transmit a copy to the client's hard drive). Plaintiffs do not claim that these excerpts were capable of being downloaded, or otherwise copied by or distributed to, members of the public. (See DE 1, ¶ 39).

C.   **Apple Files This Lawsuit Despite Defendants' Compliance with Apple's Cease and Desist Demand**

In response to Fuego's press releases, Apple sent a letter demanding that the Fuego Defendants cease: (i) audio streaming the song clips; (ii) using The Beatles' trademarks; and (iii) plans to commercially exploit the Recordings. (DE 1, ¶ 45; DE 2-2, Ex. Q). The Fuego Defendants complied in order to avoid the expense of litigation. (DE 9 at 2).

Although Plaintiffs admit that the Fuego Defendants complied with their demands before the expiration of the time limit set forth in the cease and desist letter (DE 1, ¶ 47), Plaintiffs nonetheless filed the instant Complaint, asserting 15 causes of action based on: (i) Defendants' already-ceased audio streaming of song excerpts exclusively to Fuego Plus members; (ii) Defendants' already-ceased use of The Beatles' trademarks to describe the Recordings of The Beatles; and (iii) Defendants' reservation of rights to commercially release the Recordings at some unspecified future date. (DE 1). Plaintiffs simultaneously filed a Motion for Emergency Preliminary Injunction. (DE 2-1, 2-2). The parties stipulated to entry of an Agreed Order to maintain the status quo pending resolution of this lawsuit. (DE 14).

III.   **ARGUMENT**

A.   **All Counts Asserted by Plaintiff Apple Records Should Be Dismissed for Lack of Standing**

It is well settled that standing to sue for violation of copyright protection, whether under the Copyright Act or common law, is limited to "(1) owners of copyrights and (2) persons who have been granted exclusive licenses by owners of copyrights." Eden Toys, Inc. v. Florelee Undergarment Co., 697 F.2d 27, 32 (2d Cir. 1982); see also Big East Entm't, Inc. v. Zomba Enters., 453 F. Supp. 2d 788, 796-97 (S.D.N.Y. 2006) (finding record distribution company lacked standing to sue music publishing company for copyright infringement); Mostowfi v. 12 Telecom Int'l, Inc., No. 06-15597, 2008 WL 624012, at *1 (9th Cir. Mar. 4, 2008) (upholding dismissal of copyright infringement complaint as plaintiff who did not own copyright lacked standing to sue for any alleged infringement); Bertolino v. Italian Line, 414 F. Supp. 279, 284 (S.D.N.Y. 1976) (finding only proprietor of copyright to have standing to sue for infringement under alleged statutory and common law infringement). Likewise a Lanham Act plaintiff must have rights in the name at issue to seek protection. Camp Creek Hospitality Inns, Inc. v. Sheraton Franchise Corp., 139 F.3d 1396, 1412 (11th Cir. 1998); G.M.L., Inc. v. Mayhew, 188 F. Supp. 2d 891, 895 (M.D. Tenn. 2002).

Here, Plaintiffs allege that Apple Corps., not Apple Records, is the exclusive owner of all copyrights and trademarks at issue. (DE 1 at ¶ 8). Indeed, Plaintiffs have even attached Apple Corps' U.S. Trademark registrations to the papers they have filed with the Court, confirming that Apple Corps, not Apple Records, owns the marks. (DE 2-1, Ex. B). Therefore, Plaintiff Apple Records lacks standing to assert any claims for copyright or trademark infringement or other use of the marks.

Big East Entertainment is on point. There, the plaintiff record distribution company likewise rested its standing to sue for copyright violations upon an affiliate's ownership interest in the copyrights at issue. The court dismissed that argument, emphasizing that a "parent corporation may not pierce the corporate veil it set up for its own benefit in order to advance the claims of its subsidiary." Id. (quoting Feinberg v. Katz, No. 99 CIV. 45(CSH), 2002 WL 1751135, at *5 (S.D.N.Y. July 26, 2002)). Similarly, Apple Records cannot claim any copyright or trademark ownership based upon Apple Corps' ownership interests. Therefore, Apple Records lacks standing, this Court should dismiss with prejudice all of Apple Records' claims.

> **B.   Counts I and II for Violation of 17 U.S.C. §1101 of the Copyright Act Fail to State a Valid Claim and Should Be Dismissed**

Plaintiffs assert as Counts I and II of the Complaint twin claims under Section 1101 of the Copyright Act. (DE 1, ¶ 53). These claims fail as a matter of law for three distinct reasons: (i) the Copyright Act does not apply to recordings fixed prior to 1972; (ii) the allegations do not make out a claim that the Fuego Defendants have violated § 1101, and (iii) the doctrine of fair use precludes liability under § 1101 with respect to the Fuego Defendants' webcast.

1.   The Copyright Act Does Not Apply to Live Performances Fixed Prior to 1972

Until 1972, the Copyright Act, although it protected musical compositions, provided no protection for sound recordings of those compositions. U.S. v. Moghadam, 175 F.3d 1269, 1271 (11th Cir. 1999). As Plaintiffs correctly note in their motion for preliminary injunction, the Sound Recording Act of 1971 amended the Copyright Act to extend protection to sound recordings, but only to those recordings that were fixed after February 15, 1972. (DE 2-1 at p. 13) See Dowling v. U.S., 473 U.S. 207, 211 n.4 (1985) ("Congress did not extend federal copyright protection to sound recordings until the Sound Recording Act of 1971, Pub.L. 92-140, 85 Stat. 391, and then only to sound recordings fixed after February 15, 1972").

Congress subsequently added Section 1101 to the Copyright Act to close a gap in the Act, namely that it did not protect live performances. See Moghadam, 175 F.3d at 1272. Section 1101 closes this gap by prohibiting the unauthorized recording, transmission to the public, and sale or distribution of unauthorized recordings of live musical performances. Moghadam, 175 F.3d at 1271.[4]

Plaintiffs themselves acknowledge in their preliminary injunction motion that their statutory copyright claims are without merit, given the fact that the Recordings were fixed in 1962, and that, for this reason, they must instead rely upon the common law of copyright. As Plaintiffs state in explaining why they expect to prevail on their common law copyright infringement claims notwithstanding the Copyright Act's preemptive effect:

> The Infringing Recordings were purportedly made in 1962. **As such, they are not protected by federal statutory copyright laws because they were fixed prior to February 15, 1972**. See generally Dowling v. U.S., 473 U.S. 207, 211 n.4 (1985). But the Copyright Act makes clear that with respect to pre-1972 sound recordings, common law rights "shall not be annulled or limited. . . . " Courts have thus protected pre-1972 sound recordings under a theory of "common law copyright," the assertion of a "property right" and/or upon a theory of "unfair competition."

(DE 2-1 at p. 13) (citations omitted) (emphasis added).

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[4]   Section 1101's language is reproduced, *infra*, in Section III.B.2.

As even Plaintiffs agree, because the sound recordings at issue were recorded prior to 1972, they are not protected by federal statutory copyright laws. Accordingly, Counts I and II of Plaintiffs' complaint for violation of the Copyright Act must be dismissed.

2.   The Fuego Defendants' Webcasts Did Not Violate § 1101 Because Their Webcast Transmissions Are Exempt

Counts I and II also should be dismissed because, contrary to Plaintiffs' all-encompassing allegation that "the Defendants" as a group violated all three prohibitions contained in § 1101 (see DE 1, ¶ 53), the Fuego Defendants have not violated **any** of § 1101's prohibitions.

Section 1101 provides that anyone who, without the consent of the performer:

> (1)   fixes the sounds or sounds and images of a live musical performance in a copy or phonorecord, or reproduces copies or phonorecords of such a performance from an unauthorized fixation,

> (2)   transmits or otherwise communicates to the public the sounds or sounds and images of a live musical performance, or

> (3)   distributes or offers to distribute, sells or offers to sell, rents or offers to rent, or traffics in any copy or phonorecord fixed as described in paragraph (1), regardless of whether the fixation occurred in the United States,

shall be subject to the remedies provided in §§ 502-505 of the Copyright Act. 17 U.S.C. § 1101(a).[5] Plaintiffs do not allege facts showing that the Fuego Defendants violated any of these prohibitions.

First, notwithstanding Plaintiffs' generic reference to "Defendants" generally in ¶ 53 of the Complaint, it is undisputed that the Fuego Defendants did not "fix" the Recordings. Rather, it is undisputed that the Recordings were made by unknown third parties simultaneously with the live performance in 1962. (See DE 1, ¶ 42; 17 U.S.C. § 101 (defining "fixed" as the "embodiment" of a work in a "tangible medium of expression" that is "sufficiently permanent" to "permit it to be perceived, reproduced, or otherwise communicated for a period of more than a transitory duration")).

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[5]   See also 18 U.S.C. § 2319A (imposing fines or imprisonment for identical activities but also requiring a showing that the accused acted "knowingly and for purposes of commercial advantage or financial gain").

The Fuego Defendants also have not "distributed" either the live performance or the sound recording of the 1962 live performance, as a matter of law, because the audio streaming of a recording of a live performance, such as that at issue here, does not constitute a "distribution" of either the live performance or the sound recording. See Agee v. Paramount Commc'ns., Inc., 59 F.3d 317, 325 (2d Cir. 1995) (transmission of a sound recording does not constitute "distribution" under the Copyright Act, because distribution requires the transfer of a material object in which the sound recording is fixed); Atlantic Recording Corp. v. Howell, No. CV-06-02076-PHX-NVW, 2008 WL 1927353, at *4 (D. Ariz. April 29, 2008) (same).

Finally, the Fuego Defendants have not "transmitted" the Recordings within the meaning of the Copyright Act, because the Fuego Defendants' webcast does not constitute an infringing "transmission" under § 1101. Section 1101 itself does not define the term "transmits" as used in § 1101(a)(2). However, after § 1101 was enacted, two amendments were made to the pre-existing definition of "transmission" under Section 101 of the Copyright Act that inform the meaning of that term under § 1101.[6]

First, as previously stated, when § 1101 was added in 1994, performers had no performance rights in sound recordings. The Digital Performance Right in Sound Recordings Act of 1995 (the "DPRA") added § 106(6) to the Copyright Act, granting performance rights in sound recordings for the first time, but expressly limiting such rights to public performances of sound recordings "by means of a digital audio transmission." 17 U.S.C. § 106(6).[7] The DPRA expressly exempted certain types of digital audio transmissions. See 17 U.S.C. § 114(d)(1). The DPRA further provides that certain "nonsubscription transmissions" are entitled to a compulsory statutory license, pursuant to which such transmissions do not constitute infringement of the digital audio performance right in Section 106(6) of the Copyright Act. See 17 U.S.C. § 114(d)(2).

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[6]   Section 101 of the Copyright Act defines "to 'transmit'" a sound recording as "to communicate" a "performance" of that sound recording "by any device or process" whereby "sounds are received beyond the place from which they are sent." 17 U.S.C. § 101.

[7]   The excerpts of the Recordings that Defendant Fuego streamed to Fuego Plus members constitutes a digital audio transmission.

Section 405 of the Digital Millennium Copyright Act of 1998, Pub. L. No. 105-304, 112 Stat. 2860 (Oct. 28, 1998) (the "DMCA") subsequently amended the DPRA "to include webcasting as a new category of 'eligible nonsubscription transmissions'" under Section 114(d)(2) of the Copyright Act. See The Digital Millennium Copyright Act of 1998, U.S. Copyright Office Summary (Dec. 1998), at 16 (available at www.copyright.gov/legislation/dmca.pdf). Thus, rather than being subject to the performance right in digital audio transmissions in Section 106(6) of the Copyright Act, streaming webcasts are covered by the statutory licensing scheme set forth in Section 114(d)(2) of the Copyright Act. 17 U.S.C. § 114(d)(2)(C).

In 2002, the Copyright Office issued a Final Rule setting forth certain regulations with respect to the Section 114(d)(2) statutory license. See 37 C.F.R. Part 262 – Rates and Terms for Certain Eligible Nonsubscription Transmissions, New Subscription Services and the Making of Ephemeral Recordings (2008). That Final Rule, among other things, sets forth procedures for determining which "performances" of sound recordings by webcasters are subject to royalty payments under Section 114(d)(2) of the Copyright Act. Specifically, the Final Rule defines such performances as follows:

> (j) Performance is each instance in which any portion of a sound recording is publicly performed to a Listener by means of a digital audio transmission or retransmission (e.g., the delivery of any portion of a single track from a compact disk to one Listener) but excluding the following:
>
> > (1) A performance of a sound recording that does not require a license (e.g., the sound recording is not copyrighted).

37 C.F.R. § 262.2(j)(1) (2008).

Because the sound recording at issue here is not subject to copyright protection (i.e., "is not copyrighted"), the performance of that recording by webcast does not require the payment of a royalty fee under the statutory licensing regime in Section 114(d)(2). Thus, the sound recording at issue here may be transmitted by means of a digital audio transmission by a webcaster subject to the statutory licensing regime without paying a royalty and without violating the digital audio transmission right in Section 106(6) of the Copyright Act.

In sum, the Fuego Defendants' performance of excerpts of the Recordings did not violate the exclusive right to performance of sound recordings by means of digital audio transmission, because (i) the right to perform sound recordings by means of a digital audio transmission in Section 106(6) is expressly limited by the statutory licensing scheme in Section 114(d); (ii) the statutory licensing scheme in Section 114(d) expressly permits webcasters such as the Fuego Defendants to digitally transmit sound recordings without copyright liability provided that the webcaster complies with its provisions; and (iii) the transmission of the Recordings complied with the provisions of Section 114(d) in that the transmission of the Recordings was excluded from the definition of a royalty-generating performance by the fact that the recordings were not subject to copyright protection.[8] Consequently, the Fuego Defendants' transmission of excerpts of the Star Club Recordings did not constitute an infringing "transmission" of a sound recording under Section 106(6) of the Copyright Act and, accordingly, did not violate the prohibition against "transmit[ting]" a sound recording of a live musical performance under Section 1101(b) of the Copyright Act.[9]

Because the Fuego Defendants have not fixed, distributed or transmitted either the live performances or the sound recordings at issue, within the meaning of the Copyright Act, they have committed no act to which § 1101 applies. Accordingly, Counts I and II of the Complaint fail to state a claim and must be dismissed as a matter of law.

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[8]   Section 114(d)(2) imposes other requirements, such as a mandate that the webcaster prevent, to the extent feasible, the copying of the webcast or the making of a phonorecord of the sound recording by the listener. 17 U.S.C. § 114(d)(2)(C)(vi). The Complaint makes clear that the Fuego Defendants complied with such requirements, by virtue of its concession that the webcast consisted of streaming audio rather than downloadable content.

[9]   The same exemption results under Section 114(b)(2) of the Copyright Act and 37 C.F.R. § 262.2(j) even if webcasting the excerpts of the Recordings to Fuego Plus members was deemed to be a "subscription" broadcast (which it is not, see §114(j)(14)), because the same statutory licensing scheme that applies to webcasts as "eligible nonsubscription transmissions" under 37 C.F.R. 262 also applies to webcasts by "new subscription services," which are defined as subscription services that came into existence after July 1, 1998. 17 U.S.C. § 114(j)(8). Thus, whether the webcast to Fuego Plus members is deemed to be a "subscription" or a "nonsubscription" transmission, it was not an infringing transmission of a sound recording under either Section 106(6) or Section 1101 of the Copyright Act.

3.   **The Fuego Defendants' Use of Excerpts of the Recordings Is a Non-Actionable Fair Use**

Section 107 of the Copyright Act provides express limitations to the exclusive rights granted by other sections of the Act for the "fair use" of a particular work. 17 U.S.C. § 107. That Section of the Act is a codification of the First Amendment doctrine of fair use developed "through a substantial number of court decisions over the years." U.S. Copyright Office website, www.copyright.gov at FL-102 (revised July 2006) (last visited May 16, 2008). See also Amsinck v. Columbia Pictures Indus., Inc., 862 F. Supp. 1044, 1048-49 (S.D.N.Y. 1994).

Congress intended that Section 1101 be subject to First Amendment limitations, including the fair use doctrine. See S. Rep. No. 103-412, at 3 (1994) (noting both (i) that Section 1101 would "not apply in cases where First Amendment principles are implicated" and (ii) that the transmission of small portions of an unauthorized fixation in a news broadcast or for purposes of comment or criticism would be an example of an exempt use under the First Amendment). See also U.S. v. Martignon, 492 F.3d 140, 153 (2d Cir. 2007) (remanding appeal of indictment under the criminal counterpart of § 1101 to consider whether statute violates First Amendment).

The fair use factors set forth in § 107 of the Copyright Act include: (i) "the purpose and character of the use," including whether the use is for news reporting or comment and whether the use is commercial; (ii) "the nature of" the work used; (iii) "the amount and substantiality of the portion used" in relation to "the work as a whole;" and (iv) "the effect of the use upon the potential market for or value of" the work used. 17 U.S.C. § 107. The fact that a work was previously unpublished does not bar a finding of fair use. Id.

Here, Fuego streamed a relatively small portion of the unreleased Recordings to a limited audience in connection with press releases and website announcements. (See DE 1, ¶ 39, alleging that Fuego streamed 30-second sound clips from three songs and the entire 2 minute and 57 second performance of a fourth song out of a 15-song album to members of its online Fuego Plus club). Thus, the amount of the work used in the internet streaming was minimal in relation to the work as a whole. The nature of the work being used was an unreleased, pre-protection sound recording of an unprotected live performance. And, since no downloads were permitted, the streamed excerpts could not interfere with any market for the Recordings, if and when released. Rather, the streamed excerpts of the Recordings are likely to increase the demand for the Recordings and therefore increase the market for any eventual release of the Recordings as a whole. Thus, although arguably commercial in nature, the use related to news reports, was a fraction of the work as a whole, and was likely to increase the market for the Recordings. Therefore, this *di minimis* use was a fair one and the fair use doctrine precludes the imposition of liability under § 1101. See Gordon v. Nextel Commc'ns & Mullen Adver., Inc., 345 F.3d 922, 924 (6th Cir. 2003).

Plaintiffs' § 1101 claim therefore fails for these three distinct reasons. Counts I and II, accordingly, should be dismissed.

C.   Plaintiffs' Common Law Claims Should Be Dismissed Because Florida Does Not Provide Common Law Protection to Live Performances or Sound Recordings

In Count III, Plaintiffs assert that they possessed the "exclusive common law copyright in their live performances at the Star-Club [sic] and the right to make recordings of their live performances at the Star-Club [sic]." (DE 1, ¶ 60). Plaintiffs fail to provide a basis for these purported common law rights. This omission undoubtedly was intentional, as neither federal nor Florida state common law provides Plaintiffs the rights that they assert.

1.   Performers Had No Protectable Rights in Live Performances in 1962

As discussed above, the federal Copyright Act did not grant musicians exclusive rights in their live performances until the passage of § 1101 in 1994. Moreover, because federal copyright law has been codified for more than 100 years, no federal common law of copyright exists that affords protection to sound recordings fixed prior to February 15, 1972. See 17 U.S.C.A. § 301(c); Capitol Records, Inc. v. Mercury Records Corp., 221 F.2d 657, 663 (2d Cir. 1955). Indeed, it is well-established that sound recordings fixed prior to February 15, 1972 are not eligible for statutory copyright under the present Act, nor were they eligible for statutory copyright under the 1909 Act, even after that Act was amended by the Sound Recording Act. See Firma Melodiya and BMG v. ZYX Music GmbH, 882 F. Supp. 1306, 1316 (S.D.N.Y. 1995) (state law copyright governs sound recordings fixed before February 15, 1972); see also Preta v. Collectibles, Inc., No. 00 CIV. 0279 (JGK), 2002 WL 472134, at *5 (S.D.N.Y. Mar. 27, 2002) (dismissing plaintiff's statutory copyright infringement claims where recordings at issue fixed prior to February 15, 1972). Therefore, if Plaintiffs are entitled to an exclusive common law copyright in their live performances, that right could only arise under state common law, if any.

2.   Florida Has No Common Law Protecting Sound Recordings

Although federal Copyright Law did not protect sound recordings prior to 1972, the Supreme Court upheld the ability of the states to provide such protection in Goldstein v. Cal., 412 U.S. 546 (1973). In determining whether state common law is available with respect to a particular copyright claim, the courts look to the law of the state where the alleged infringement occurred. See generally Capitol Records, Inc. v. Naxos of Am., Inc., 372 F.3d 471, 477 (2d Cir. 2004); Capitol Records, Inc. v. Naxos of Am., Inc., 830 N.E.2d 250, 265 (N.Y. 2005). Here, the applicable common law is that of the State of Florida, the state in which Plaintiffs allege all of the Defendants reside and from which the allegedly infringing Internet webcast originated. Goforit Entm't LLC v. Digimedia.com L.P., 513 F. Supp. 2d 1325, 1329-30 (M.D. Fla. 2007).

Florida has never granted musicians exclusive rights in their live performances. The only protection that Florida has elected to provide to sound recordings is a criminal statute, F.S.A. § 540.11 (formerly § 543.041). However, not only does that statute not authorize a private right of action, but it applies only to "piracy," i.e., the sale of illegal copies of previously-issued sound recordings. See State v. Gale Distribs., Inc., 349 So. 2d 150 (Fla. 1977). Because no private right of action exists under § 540.11, and there is no other statute or common law decision extending protection to sound recordings of live performances, no Florida common law exists on which Plaintiffs may base a claim. Thus, Counts III and IV must be dismissed.

D.   Plaintiffs' Trademark Claims Must Be Dismissed Because Defendants Had a Fair Use Right to Use the Marks

Counts V-X, XIV and XV assert claims for infringement of Plaintiffs' trademarks, trade name and likenesses (collectively, the "Marks") based on the Fuego Defendants' use of the Marks in press releases and website postings announcing Echo-Fuego's acquisition of the Recordings. (See DE 1, ¶¶ 68, 74, 78, 86, 90, 93, 111, 114). Counts XI-XIII assert claims for dilution of Plaintiffs' trademarks. (See DE 1, ¶¶ 96, 101, 104). (Counts X-XV are referred to collectively as "the Trademark Claims"). Each of the Trademark Claims must be dismissed because the Fuego Defendants had the legal right to use the Marks under the doctrine of fair use.

The fair use doctrine is similar to the "first sale" doctrine, which allows resellers of genuine, unchanged products to use a manufacturer's trademarks without the manufacturer's permission. See generally Sebastian Int'l, Inc. v. Longs Drug Stores Corp., 53 F.3d 1073, 1074-76 (9th Cir. 1995); PACCAR, Inc. v. TeleScan Techs., L.L.C., 115 F. Supp. 2d 772, 780 (E.D. Mich. 2000) (applying the doctrine in the Internet context). The fair use doctrine permits a defendant to use the plaintiff's trademarks, with or without the plaintiff's permission, where the marks used are "descriptive of the defendant's goods or services" and the defendant is using the marks "fairly and in good faith only to describe" those goods or services. Sands, Taylor & Wood Co. v. Quaker Oats Co., 978 F.2d 947, 951 (7th Cir. 1992) (quoting 15 U.S.C. § 1115(b)(4)). It is well settled that the "fair use doctrine applies in cyberspace as it does in the real world." Brookfield Commc'ns, Inc. v. West Coast Entm't Corp., 174 F.3d 1036, 1065 (9th Cir. 1999); Trans Union LLC v. Credit Research, Inc., 142 F. Supp. 2d 1029, 1038-40 (N.D. Ill. 2001) (denying preliminary injunction as to use of trademarks in website metatags based on fair use doctrine). It also is well settled that the fair use doctrine applies where a defendant uses the plaintiff's trademarks to describe the content of the defendant's website. See, e.g., Brookfield, 174 F.3d at 1065-66; Bihari v. Gross, 119 F. Supp. 2d 309, 321-24 (S.D.N.Y. 2000); Playboy Enters., Inc. v. Welles, 7 F. Supp. 2d 1098, 1103-04 (S.D. Cal. 1998); 4 McCarthy on Trademarks and Unfair Competition § 25:69 (4th ed. 2000).

The fair use doctrine is a complete defense to both trademark infringement and trademark dilution claims. TCPIP Holding Co. v. Haar Commc'ns, Inc., 244 F.3d 88, 104 n.12 (2d Cir. 2001); Trans Union, 142 F. Supp. 2d at 1045. See also Scott Fetzer Co. v. House of Vacuums Inc., 381 F.3d 477, 489 (5th Cir. 2004) (finding no unfair competition claim as dealer is permitted as a matter of law to use plaintiff's mark to truthfully advertise the fact it has plaintiff's product in its possession, so long as the advertisement does not suggest affiliation with or endorsement by plaintiff). Here, the fair use doctrine protects the Fuego Defendants' use of the Plaintiffs' Marks in connection with the Recordings, because they are authentic recordings of The Beatles, and the Defendants merely used the Marks to describe those Recordings. See 15

U.S.C. § 1125(c)(3) (excluding fair use of mark from Anti-Dilution Act).

For these reasons, the Fuego Defendants' use of the Plaintiffs' Marks constitutes fair use of those Marks, and is not actionable, either as trademark infringement or as trademark dilution. Therefore, Counts V-XV should be dismissed. See Trans Union, 142 F. Supp. 2d at 1045.

E.   The Fuego Defendants' Activities Did Not Dilute Plaintiffs' Marks

Finally, Counts XI-XIII must be dismissed even if the Fuego Defendants' use of the Marks was not protected by the doctrine of fair use, because the Fuego Defendants' use of the Marks will not dilute the Marks, as a matter of law.

The Federal Trademark Dilution Act "is designed to encompass all forms of dilution recognized by the courts, including dilution by blurring, by tarnishment and disparagement, and by diminishment." H.R. Rep. No. 364, 104th Cong., 1st Sess. 1995, 1995 WL 709280, at *3. Plaintiffs here have alleged two types of dilution: blurring (DE 1, ¶¶ 97, 104) and tarnishment (DE 1, ¶¶ 98, 105).

"Blurring" consists of an impairment of the distinctiveness of the mark as an identifier of the source of the trademark owner's products. 15 U.S.C. § 1125(c)(2)(B); Intermatic Inc. v. Toeppen, 947 F. Supp. 1227, 1240 (N.D. Ill. 1996) (applying statute in internet context). Plaintiffs here have alleged that the Fuego Defendants' use of the marks "have caused, and will continue to cause, the Plaintiffs' famous mark to lose its ability to serve as a unique identifier of Plaintiffs' recordings" because consumers will no longer perceive the Marks as representing a single source or origin. (DE 1, ¶ 97).[10]

Plaintiffs have failed to state a claim for blurring, because Plaintiffs do not – and cannot – allege that the Fuego Defendants used the mark with an intent to trade on the reputation of the mark, as required by Section 1125(b)(i) of the Lanham Act. On the contrary, Plaintiffs admit that the Fuego Defendants made it clear that the Plaintiffs were not the source of the Recordings. (See DE 1, ¶ 35). Moreover, where, as here, a mark is used in connection with the sale of an

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[10]   A second type of blurring occurs where a famous mark is used in connection with a product unrelated to the product that the public associates with the mark, such as "the dissonance that would be produced by selling cat food under the name 'Romanoff' or baby carriages under the name 'Aston Martin.'" Exxon Corp. v. Exxene Corp., 696 F.2d 544, 550 (7th Cir. 1982). Plaintiffs do not allege this type of blurring.

authentic item, such use cannot constitute either an attempt by the Defendant to "palm off" its goods as those of the Plaintiff or to confuse the public as to the source of the goods. See Dow Jones & Co. v. Int'l Secs. Exch., Inc., 451 F.3d 295, 308 (2d Cir. 2006) (underscoring well-established maxim that trademark right "generally does not prevent one who trades a branded product from accurately describing it by its brand name, so long as the trader does not create confusion by implying an affiliation with the owner of the product"). Therefore, Plaintiffs have failed to state a claim for dilution by blurring.

"Tarnishment" occurs when the use of the mark harms the reputation of the mark. 15 U.S.C. § 1125(c)(2)(C). Plaintiffs allege that the Fuego Defendants' use of the Marks has tarnished "the positive associations and the superior quality" associated with the Marks "due to the admittedly inferior quality" of the Recordings. (DE 1, ¶ 98). Thus, Plaintiffs' complaint here is that the product itself allegedly is "inferior." (DE 1, ¶ 98). However, so long as the product is authentic, Plaintiffs cannot complain about its quality. See Scott Fetzer, 381 F.3d at 489 (finding no viable dilution or tarnishment claim as matter of law where dealer used plaintiff's mark to advertise the fact it was selling plaintiff's product on secondary market, as trademark law does not entitle markholders to control the aftermarket in marked products).[11]

Because the Fuego Defendants have used the Marks in connection with an authentic product and Plaintiffs do not – and cannot – allege that the Fuego Defendants' use of the Marks in connection with an authentic product damages the reputation of the Marks, Plaintiffs have failed to state a claim for tarnishment under the Anti-Dilution Act. Dow Jones, 451 F.3d at 308.

F.   **The Fuego Defendants Are Entitled to Keep and Exploit Their Copy of the Recordings**

The common law first sale doctrine, which governs the uses an individual can make of his own copy of a copyrighted work, is codified in Section 109 of the Copyright Act, entitled: "Limitations on exclusive rights: Effect of transfer of particular copy or phonorecord." That

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[11]   Plaintiffs' tarnishment claim also fails because Plaintiffs cannot allege that the Fuego Defendants used the mark in a manner that damaged the reputation of the mark itself. See, e.g., Kraft Foods Holdings, Inc. v. Helm, 205 F. Supp. 2d 942, 948-50 (N.D. Ill. 2002) (use of Kraft Foods' "Velveeta" trademarks in connection with porn comics tarnished trademark). Indeed, Plaintiffs could not do so, as the Fuego Defendants used the Marks in connection with an authentic Beatles product.

Section provides that, "[n]otwithstanding the provisions of section 106(3) [relating to distribution of copies of phonorecords], the owner of a particular copy or phonorecord" may, "without the authority of the copyright owner" (if any) "sell or otherwise dispose of the possession of that copy or phonorecord." 17 U.S.C. § 109(a). Pursuant to that section, the Fuego Defendants have the right to retain and dispose of their particular copy of the Recordings, whether they currently have the right to exploit the Recordings or not. According, Plaintiffs' "Demand for Relief" ¶ C (DE 1, pp. 27-28), asking that the Fuego Defendants be ordered to "deliver up for destruction" all originals and copies of the Recordings, must be stricken from the Complaint.

Additionally, those portions of Plaintiffs' "Demand for Relief" seeking the issuance of a permanent injunction against the exploitation of the Recordings and the fair use of Plaintiffs' Marks in connection therewith must also be stricken. First, the Fuego Defendants have a current right to exploit the Recordings, because, as discussed above, no law prevents the Fuego Defendants from exploiting the Recordings. Therefore, Plaintiffs are not entitled to enjoin the Fuego Defendants from exploiting the Recordings.

Moreover, even if the Fuego Defendants did not have a current right to exploit the Recordings, they will have the right to do so in 2012 in Germany under German law. Section 82 of Germany's copyright law provides that, if a video or audio recording of a live performance has not been published or otherwise lawfully communicated to the public, the rights of the performer expire 50 years after the performance. (See Gesetz über Urheberrecht und verwandte Schutzrechte [Urheberrechtsgesetz] [UrhG] [Copyright Act], Sept. 9, 1965, *available* at http://www.iuscomp.org/gla/statutes/UrhG.htm, attached hereto as Ex. "A"). Therefore, any rights The Beatles may have in the unpublished recordings of their 1962 Star Club performances in Hamburg, Germany would expire in 2012 under German law. Moreover, whenever the Fuego Defendants lawfully exploit the Recordings, they will have a fair use right to use The Beatles' Marks in connection with that exploitation. Therefore, those portions of the Plaintiffs' "Demand for Relief" seeking to permanently enjoin the Fuego Defendants from exploiting the Recordings or using Plaintiffs' Marks in connection with a lawful exploitation should be stricken.

IV.   **CONCLUSION**

For all of the foregoing reasons Plaintiffs' Complaint should be dismissed with prejudice.

WHEREFORE, the Fuego Defendants respectfully request that the Court enter an order dismissing the Complaint, and for an award of attorneys' fees, costs and such other relief as the Court deems appropriate.

Dated: May 16, 2008   Respectfully submitted,
      Miami, Florida

                                    s/Catherine Van Horn   .
                                      Jonathan E. Perlman
                                      jperlman@gjb-law.com
                                      Catherine A. Van Horn
                                      cvanhorn@gjb-law.com
                                      Michael Trauben
                                      mtrauben@gjb-law.com
                                      Genovese Joblove & Battista, P.A.
                                      Bank of America Tower
                                      100 Southeast Second Street, 44th Floor
                                      Miami, Florida 33131
                                      Telephone: (305) 349-2300
                                      Facsimile: (305) 349-2310
                                      Attorneys for Defendants Hugh M. Cancio,
                                      Fuego Entertainment, Inc. and Echo-Fuego
                                      Music Group LLC

<u>CERTIFICATE OF SERVICE</u>

I hereby certify that on May 16, 2008, I electronically filed the foregoing document with the Clerk of the Court using CM/ECF. I also certify that the foregoing document is being served this day on all counsel of record identified on the attached Service List in the manner specified, either via transmission of Notices of Electronic Filing generated by CM/ECF or in some other authorized manner for those counsel or parties who are not authorized to receive electronically Notices of Electronic Filing.

s/Catherine Van Horn_____
Attorney

SERVICE LIST

Apple Corps Limited and Apple Records, Inc. v. Fuego Entertainment et al.
CASE NO.: 08-20748-CIV-HOEVELER/BROWN

Jonathan E. Perlman, Esq.
jperlman@gjb-law.com
Catherine Van Horn, Esq.
cvanhorn@gjb-law.com
Mike Trauben, Esq.
mtrauben@gjb-law.com
GENOVESE JOBLOVE & BATTISTA, P.A.
Bank of America Tower, 44th Floor
100 Southeast Second Street
Miami, Florida 33131
Telephone: (305) 349-2300
Facsimile: (305) 349-2310
Attorneys for Defendants Fuego Entertainment,
Inc., Echo-Fuego Music Group LLC and
Hugo M. Cancio

Richard C. Wolfe, Esq.
rwolfe@wolfelawmiami.com
Wolfe & Goldstein
100 S.E. 2nd Street
Suite 3300
Miami, Florida 33131
Telephone: (305) 381-7115
Facsimile: (305) 381-7116
Attorneys for Plaintiffs Apple Corps Limited and
Apple Records

Howard Weller, Esq.
hhw@msk.com
Paul LiCalsi, Esq.
pvl@msk.com
Mitchell Silberberg & Knupp LLP
12 E. 49th Street
30th Floor
New York, New York 10017
Telephone: (212) 509-3900
Facsimile: (917) 546-7677
Attorneys for Plaintiffs Apple Corps Limited and
Apple Records

8810-001/060-Ver 3

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